Allen Z. Sussman Direct Phone: +1 213 457 8030 Email: asussman@reedsmith.com	Reed Smith LLP 355 South Grand Avenue Suite 2900 Los Angeles, CA 90071-1514 +1 213 457 8000 Fax +1 213 457 8080 reedsmith.com
June 17, 2009
Via Edgar and Facsimile to (703) 813-6981
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Jan Woo, Esq.
Re:	Smith Micro Software, Inc. (File No. 000-26536)
Form 10-K for the fiscal year Ended December 31, 2008
Filed on March 10, 2009
Form 10-K/A for the fiscal year Ended December 31, 2008
Filed on April 29, 2009
Dear Ms. Woo:
     This letter is being filed in response to a comment letter received from the Staff of the Securities and Exchange Commission by letter dated May 28, 2009 with respect to the above-referenced filings of Smith Micro Software, Inc. (the “Company”). The numbering of the paragraph below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience. The Company has authorized us to provide the response below on its behalf.
Form 10-K for the fiscal year ended December 31, 2008
Item 1. Business
Marketing & Sales Distribution Strategy, page 8
1.	We note that Verizon Wireless accounted for 30.9% of your total revenues in fiscal year 2008. A description of your contractual arrangements with this customer appears warranted. Also, please tell us whether AT&T or Sprint individually accounted for 10% of more of your revenues in fiscal year 2008.
     On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, a brief description of the material terms of contractual arrangements with material customers (such as Verizon Wireless in fiscal 2008), other than terms which have been omitted from exhibits pursuant to confidential treatment granted by the Staff under Rule 24b-2 under the Exchange Act. Neither AT&T nor Sprint individually accounted for 10% or more of the Company’s revenues in fiscal year 2008.
NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • PITTSBURGH • OAKLAND
MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • BIRMINGHAM • DUBAI • CENTURY CITY • RICHMOND • GREECE

Jan Woo, Esq. June 17, 2009 Page 2
Item 9A. Controls and Procedures
Disclosure Controls and Procedures. page 33
2.	We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were “effective, in that they provide reasonable assurance that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.” In your response letter, please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, please expressly tie your effectiveness conclusion to the definition of disclosure controls and procedures as set out in Rule 13a-15(e) under the Exchange Act, or recite the entire definition.
     On behalf of the Company, please be advised that, with respect to fiscal 2008, the Company’s officers concluded that its disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company acknowledges that it will, in future filings, expressly tie its effectiveness conclusion to the definition of disclosure controls and procedures as set out in Rule 13a-15(e) under the Exchange Act, or the Company will recite the entire definition.
Changes in Internal Control over Financial Reporting, page 34
3.	We note that you have provided the disclosure required by Item 308(c) of Regulation S-K with respect to “the 2008 fiscal year.” Please confirm that in future filings on Form 10-K, you will provide the required disclosure with respect to changes in your internal control over financial reporting that occurred in the “fourth fiscal quarter.”
     On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will provide, in future filings on Form 10-K, the disclosure required by Item 308(c) with respect to changes in internal control that occurred in the fourth fiscal quarter of the period covered by the 10-K.
Exhibits
4.	We are unable to locate your employment agreement with William W. Smith, Jr. Please advise. Also, in future filings, please incorporate by reference in your exhibit index your employment agreement with Jonathan Kahn filed on Form 10-K/A on April 29, 2008.

Jan Woo, Esq. June 17, 2009 Page 3
     The agreement with Mr. Smith referenced in the 10-K/A relating to a $6,000 annual stipend is an oral agreement under which the Company pays Mr. Smith’s life insurance premiums. The Company will include, in its future filings, a summary of this oral agreement and file the summary as an exhibit where appropriate. The Company will also incorporate by reference in its exhibit index the referenced employment agreement with Jonathan Kahn to the extent it remains a material contract.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Item 11. Executive Compensation
Benchmarking of Compensation, page 6
5.	You state that the compensation study peer group included 19 wireless/communications companies (software and hardware) with revenues of between $80 million and $200 million, similar market capitalization and employee size ranges. In future filings, please disclose the companies in the peer group. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K compliance and Disclosure Interpretations, available on our website. Also, we note your statement in this section that “[n]o compensation decisions for fiscal year 2008 were made on the basis of [the compensation] study.” Please reconcile this statement with the statement on page 9 that your Compensation Committee approved grants of restricted stock in 2008 “due to the Committee’s sense, based in part on the benchmarking study..., that our total cash compensation...was likely at the lower end of the market for technology companies of similar size.”
     On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will include, in its future filings which include a discussion of benchmarking of compensation, the names of the companies included in the applicable peer group. With respect to the statement on page 8 concerning the use of the study to make compensation decisions for fiscal year 2008, the disclosure should state that no decisions to pay base compensation were made on the basis of the study, since the study was finalized after base cash compensation decisions were made for fiscal 2008. The disclosure concerning the use of the study to approve grants of restricted stock remains accurate. The Company will make the necessary changes to the disclosure in its future filings.
Base Compensation, page 6
6.	Although you provide general information regarding the factors your compensation committee considered in increasing base salaries for 2008, your disclosure should provide substantive analysis and insight into how the compensation committee determined the actual salaries paid to your named executive officers. Your disclosure indicates that the compensation committee considered each officer’s job responsibilities, historical salary levels, the performance of your company, individual contributions of your officers, the competitive conditions in your marketplace and compensation levels of other company officers. With a view toward providing enhanced disclosure in future filings, please tell us in your response letter how consideration of the factors you identified resulted in the specific salary adjustments made in 2008. For example, please explain how your compensation committee evaluated and weighed company performance in determining base salary levels. Also, discuss the individual

Jan Woo, Esq. June 17, 2009 Page 4
contributions made by your officers or changes in their job responsibilities that may have influenced salary decisions.
Although the Company cites in its disclosure the factors that were considered in deciding to increase base salaries for 2008, the actual individual salary adjustments were not objectively determined, but instead reflect the Compensation Committee’s judgment with respect to each officer’s contributions and the other factors cited in the disclosure, including retention concerns and maintaining internal differentials among the officers. Due to the judgment involved in base salary adjustments, the Company is not able in its disclosure to specifically attribute individual contributions or changes in job responsibilities to specific salary decisions.
The Compensation Committee also carefully considered the input and recommendations of William Smith, the Company’s Chief Executive Officer, in evaluating the factors that were considered in adjusting base salaries for executive officers (other than himself). The Company will add additional disclosure in its future filings regarding the role of Mr. Smith in this process.
Cash Bonus Awards, page 7
7.	You state that for “each performance objective the committee assigned a relative weighting to provide guidelines for setting actual cash payouts for each executive officer based on a percentage of the individuals’ target bonus.” Please disclose the relative weightings of each performance objective and clarify how the cash bonuses for each of the named executive officers were calculated. Please confirm that you will provide similar disclosures in future filings.
     On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, disclosure concerning the relative weightings of each performance objective used by the compensation committee for setting cash bonus awards, and will clarify how the cash bonuses for each of the named executive officers was calculated.
8.	You indicate that the cash bonuses received by Messrs. Sperling and Elliott were based on a combination of revenue achievement, profitability achievement and specific performance objectives. However, you do not disclose the specific performance objectives that applied to Messrs. Sperling and Elliot in 2008. As these objectives appear to be material to your compensation policy, please include in your response letter a description of these specific performance objectives, including any quantitative targets that had to be met. See Items 402(b)(2)(v) and (vii) of Regulation S-K and Question 118.04 of our Regulation S-K compliance and Disclosure Interpretations, available on our website. If you have omitted the specific performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels. General statements regarding the level of difficulty, or ease, associated with achieving performance goals is not sufficient. In this regard, we note your statement that “performance objectives were moderately difficult to achieve.” In discussing how difficult or likely it would be for an executive or the registrant to achieve undisclosed target levels, the

Jan Woo, Esq. June 17, 2009 Page 5
company should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
     For Messrs. Sperling and Elliott, the specific performance objectives which were factors in determining their 2008 cash bonuses related to the successful integration of the Company’s acquisition of PCTEL, Inc., which closed in late 2007. Mr. Elliott’s objectives were tied to the successful integration of PCTEL’s marketing functions and staff, and Mr. Sperling’s objectives were tied to the successful integration of PCTEL’s technical program and staff. Where appropriate in future filings, the Company will include disclosure concerning the details of these and all other specific performance objectives that were material to the Company’s compensation policies.
Summary Compensation Table, page 11
9.	We note that the summary compensation table does not contain compensation disclosure of the named executive officers for each of the last three completed fiscal years pursuant to Item 402(c)(1) of Regulation S-K. Please advise. See Question 1.01 of Item 402 of Regulation S-K — Executive Compensation guidance, available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm.
     On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, three years of compensation disclosure in its summary compensation table.
* * *
     On behalf of the Company, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding these filings or this response letter to the undersigned at (213) 457-8030. My facsimile is (213) 457-8080.

Jan Woo, Esq. June 17, 2009 Page 6

Sincerely,

Allen Z. Sussman

cc:  Mr. Andrew Schmidt, Chief Financial Officer